

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



31 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Circular to Shareholders dated 13 March 2003 in relation to the i) Proposed disposal by Range Grove Sdn. Bhd. ("RG"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd., which is in turn a wholly-owned subsidiary of SCB, of the entire 50% equity interest in Wuhan Fortune Motor Co., Ltd ("Wuhan Fortune") comprising a registered capital of United States Dollar 6 Million (equivalent to approximately RM22.8 Million) to Tri-Ring Group Co. ("Tri-Ring") for a cash consideration of Chinese Renminbi ("Rmb") 1 (equivalent to approximately RM0.46); and ii) Proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and proposed waiver of the interest on the inter-company advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million); and

b) General Announcement dated 28 March 2003, Re: Extraordinary General Meeting.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0
General Announcement
Reference No **AA-030328-64364**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad) held on 28 March 2003, the shareholders of the Company have approved the following ordinary resolution:

Proposed disposal by Range Grove Sdn. Bhd. ("RG"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd., which is in turn a wholly-owned subsidiary of SCB, of the entire 50% equity interest in Wuhan Fortune Motor Co., Ltd. ("Wuhan Fortune"), comprising a registered capital of United States Dollar 6 million (equivalent to approximately RM22.8 million) for a cash consideration of Chinese Renminbi ("Rmb") 1 (equivalent to approximately RM0.46) and proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. to RG and proposed waiver of the interest on the inter-company advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million)

That subject to the fulfilment of the conditions precedent provided in the Sale and Purchase Agreement dated 30 July 2002 entered into by Angkasa Transport Equipment Sdn. Bhd. ("ATE"), Tri-Ring Group Co. ("Tri-Ring") and Wuhan Fortune Industry Co., Ltd. ("WFI") ("Agreement"), approval be and is hereby given for:

(i) RG, through ATE, to dispose of its entire 50% equity interest in Wuhan Fortune, to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(ii) the settlement of the inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and for RG, through ATE, to waive the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million);

upon the terms and subject to the conditions contained in the Agreement ("Proposals").

AND THAT the Directors of SCB be and are hereby authorised with full powers, for the purposes of completing and giving effect to the Proposals, to assent to any conditions, modifications, variations and/or amendments as

may be required and/or approved by the relevant authorities and to do all acts, deeds and things as may be considered by the Directors of SCB to be necessary or expedient to give full effect to and complete the Agreement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)



Secretary
2 8 MAR 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your ordinary shares in Silverstone Corporation Berhad (41515-D) (formerly known as Angkasa Marketing Berhad) ("SCB" or the "Company"), you should at once hand this Circular and the accompanying Form of Proxy to the agent through whom you effected the sale for transmission to the purchaser.



SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

- **PROPOSED DISPOSAL BY RANGE GROVE SDN. BHD. ("RG"), A WHOLLY-OWNED SUBSIDIARY OF AMB VENTURE SDN. BHD., WHICH IS IN TURN A WHOLLY-OWNED SUBSIDIARY OF SILVERSTONE CORPORATION BERHAD, OF THE ENTIRE 50% EQUITY INTEREST IN WUHAN FORTUNE MOTOR CO., LTD. ("WUHAN FORTUNE"), COMPRISING A REGISTERED CAPITAL OF UNITED STATES DOLLAR 6 MILLION (EQUIVALENT TO APPROXIMATELY RM22.8 MILLION) TO TRI-RING GROUP CO. ("TRI-RING") FOR A CASH CONSIDERATION OF CHINESE RENMINBI ("RMB") 1 (EQUIVALENT TO APPROXIMATELY RM0.46); AND**

- **PROPOSED SETTLEMENT OF INTER-COMPANY ADVANCES TO WUHAN FORTUNE AMOUNTING TO RMB167.56 MILLION (EQUIVALENT TO APPROXIMATELY RM76.93 MILLION) FOR A CASH CONSIDERATION OF RMB94.66 MILLION (EQUIVALENT TO APPROXIMATELY RM43.46 MILLION) PAYABLE BY TRI-RING TO RG AND PROPOSED WAIVER OF THE INTEREST ON THE INTER-COMPANY ADVANCES TO WUHAN FORTUNE AMOUNTING TO RMB70.82 MILLION (EQUIVALENT TO APPROXIMATELY RM32.51 MILLION)**

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser



OSK SECURITIES BERHAD (14152-V)

Notice of the Extraordinary General Meeting ("EGM") of SCB to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2003 at 9.30 a.m. together with the Form of Proxy are set out in this Circular.

A member of the Company entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be deposited with SCB's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than [illegible] before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:-

"Act"	:	The Companies Act, 1965
"Agreement"	:	The sale and purchase agreement dated 30 July 2002 entered into by ATE, Tri-Ring and WFI for the Proposals
"Anhui Jianghuai"	:	Anhui Jianghuai Automotive Co Ltd
"AMBV"	:	AMB Venture Sdn. Bhd., a wholly-owned subsidiary of SCB
"Amsteel"	:	Amsteel Corporation Berhad, the ultimate holding company of SCB
"Amsteel Group"	:	Amsteel and its subsidiaries
"ATE"	:	Angkasa Transport Equipment Sdn. Bhd., a 90.81% owned subsidiary of AMBV prior to the completion of the Disposal of ATE, and a wholly-owned subsidiary of Lion Asiapac Limited and the legal owner of Wuhan Fortune Equity Interest upon completion of the Disposal of ATE on 29 November 2002
"ATE Group"	:	ATE, its subsidiaries, namely Wuhan Fortune, Silverstone Tyre (S) Pte. Ltd., Willet Investment Pte. Ltd. and AMB Aerovest Limited, its associated companies, namely Hefei Jianghuai, Hunan Changfa Automobile Engine Co Ltd, Jiangxi Fuqi Motor Co Ltd and Lion Asia Investment Pte. Ltd., and its equity investment in Anhui Jianghuai, prior to the completion of the Disposal of ATE
"Board"	:	Board of Directors of SCB
"Disposal of ATE"	:	The disposal of the restructured ATE Group (comprising ATE, Hefei Jianghuai and Anhui Jianghuai) to Lion Asiapac Limited, which was completed on 29 November 2002
"EGM"	:	Extraordinary General Meeting
"EPS/LPS"	:	Earnings per share/Loss per share
"FYE"	:	Financial year ended
"Hefei Jianghuai"	:	Hefei Jianghuai Automotive Co Ltd, a 25% owned associated company of ATE
"Hubei Tri-Ring"	:	Hubei Tri-Ring Co., Ltd.
"Inter-company Advances"	:	Inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million), which was assumed by RG pursuant to the Internal Restructuring of the ATE Group
"Internal Restructuring of the ATE Group"	:	Internal Restructuring of the ATE Group to facilitate the Disposal of ATE
"KLSE"	:	Kuala Lumpur Stock Exchange
"Lion Group"	:	SCB Group, Amsteel Group, LCB Group and LICB Group collectively
"LCB"	:	Lion Corporation Berhad, an associated company of Amsteel

"LCB Group"	:	LCB and its subsidiaries
"LICB"	:	Lion Industries Corporation Berhad *(formerly known as Lion Land Berhad)*, a subsidiary of Amsteel
"LICB Group"	:	LICB and its subsidiaries
"NBV"	:	Net book value
"NTA/NTL"	:	Net tangible assets/Net tangible liabilities
"OSK"	:	OSK Securities Berhad
"PAT/LAT"	:	Profit after taxation/Loss after taxation
"PBT/LBT"	:	Profit before taxation/Loss before taxation
"PRC"	:	The People's Republic of China
"Proposals"	:	Proposed Disposal and Proposed Settlement collectively
"Proposed Disposal"	:	Proposed disposal of the Wuhan Fortune Equity Interest to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46)
"Proposed GWRS"	:	Proposed group wide restructuring scheme which comprise a debt restructuring exercise, corporate restructuring exercise and divestment programme for the SCB Group
"Proposed Settlement"	:	Proposed settlement of Inter-company Advances for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and proposed waiver of the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million)
"RG"	:	Range Grove Sdn. Bhd., a wholly-owned subsidiary of AMBV, and the beneficial owner of the Wuhan Fortune Equity Interest pursuant to the completion of the Internal Restructuring of the ATE Group
"Rmb"	:	Chinese Renminbi
"RM" and "sen"	:	Ringgit Malaysia and sen respectively
"SC"	:	Securities Commission
"SCA"	:	Securities Commission Act, 1993
"SCB" or the "Company"	:	Silverstone Corporation Berhad *(formerly known as Angkasa Marketing Berhad)*
"SCB Group"	:	SCB and its subsidiaries

"Security Agreement"	:	The agreement dated 31 July 2002 entered into between ATE and Tri-Ring for the provision by Tri-Ring of 23 million state-owned founder shares of Rmb1.00 each, representing 9.75% of the equity interest in Hubei Tri-Ring, held by Tri-Ring as a security for the payment of the balance consideration of the Proposed Settlement
"Shares"	:	Ordinary shares of RM1.00 each
"Tri-Ring"	:	Tri-Ring Group Co.
"USD"	:	United States Dollar
"Wuhan Fortune "	:	Wuhan Fortune Motor Co., Ltd., a 50% owned subsidiary of RG as beneficial owner and ATE as the legal owner
"Wuhan Fortune Equity Interest"	:	The entire 50% equity interest in Wuhan Fortune, held by ATE as the legal owner and RG as the beneficial owner
"WFI"	:	Wuhan Fortune Industry Co., Ltd.

For the purpose of this Circular (based on the assumption that the exchange rates do not vary up to the completion of the Proposals), the following exchange rates have been used, which are extracted based on the closing rate on 2 August 2002, being the last practicable date prior to the announcement of the Proposals. *(Source : Bloomberg)*

Rmb1 : RM0.4591
USD1 : RM3.80

CONTENTS



SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

13 March 2003

Board of Directors

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: The Shareholders of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

Dear Sir/Madam

- **PROPOSED DISPOSAL BY RANGE GROVE SDN. BHD. ("RG"), A WHOLLY-OWNED SUBSIDIARY OF AMB VENTURE SDN. BHD., WHICH IS IN TURN A WHOLLY-OWNED SUBSIDIARY OF SILVERSTONE CORPORATION BERHAD, OF THE ENTIRE 50% EQUITY INTEREST IN WUHAN FORTUNE MOTOR CO., LTD. ("WUHAN FORTUNE"), COMPRISING A REGISTERED CAPITAL OF UNITED STATES DOLLAR 6 MILLION (EQUIVALENT TO APPROXIMATELY RM22.8 MILLION) FOR A CASH CONSIDERATION OF CHINESE RENMINBI ("RMB") 1 (EQUIVALENT TO APPROXIMATELY RM0.46); AND**

- **PROPOSED SETTLEMENT OF INTER-COMPANY ADVANCES TO WUHAN FORTUNE AMOUNTING TO RMB167.56 MILLION (EQUIVALENT TO APPROXIMATELY RM76.93 MILLION) FOR A CASH CONSIDERATION OF RMB94.66 MILLION (EQUIVALENT TO APPROXIMATELY RM43.46 MILLION) PAYABLE BY TRI-RING GROUP CO. TO RG AND PROPOSED WAIVER OF THE INTEREST ON THE INTER-COMPANY ADVANCES TO WUHAN FORTUNE AMOUNTING TO RMB70.82 MILLION (EQUIVALENT TO APPROXIMATELY RM32.51 MILLION)**

---

1. INTRODUCTION

On 5 August 2002, OSK, on behalf of the Board, announced that ATE, then a subsidiary of SCB, prior to the completion of the Disposal of ATE, had entered into a sale and purchase agreement with Tri-Ring and WFI for:

(i) the proposed disposal of the Wuhan Fortune Equity Interest to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(ii) the proposed settlement of the inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on inter-company advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

In order to bind Tri-Ring to the negotiated terms and conditions of the Agreement, the Agreement was executed on 30 July 2002 subject to the approval of the Board. The Board approved the Proposals and the execution of the Agreement on 1 August 2002.

By a letter dated 16 December 2002, the SC approved the Proposals, subject to the conditions as set out in Section 7 of this Circular.

The purpose of this Circular is to provide you with relevant information on the Proposals and seek your approval for the ordinary resolution pertaining to the Proposals to be tabled at the forthcoming EGM.

SHAREHOLDERS ARE ADVISED TO READ AND CONSIDER CAREFULLY THE CONTENTS OF THIS CIRCULAR BEFORE VOTING ON THE ORDINARY RESOLUTION PERTAINING TO THE PROPOSALS AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Disposal

Prior to the Agreement, ATE had proposed to implement the Internal Restructuring of the ATE Group, to facilitate the Disposal of ATE wherein ATE had on 27 July 2001 entered into an agreement with RG to dispose of the Wuhan Fortune Equity Interest to RG for a cash consideration of RM21,348,200. On 30 July 2002, RG granted its consent for ATE to enter into an agreement with Tri-Ring in respect of the Proposals, subject to RG being entitled to all rights and benefits accruing from the Proposals.

The disposal of Wuhan Fortune Equity Interest by ATE to RG was based on ATE's cost of investment of RM21,348,200 in Wuhan Fortune and was acquired by RG free from all charges, claims or liens or any other encumbrances.

The Disposal of ATE was completed on 29 November 2002. For expediency of the transfer of the Wuhan Fortune Equity Interest to Tri-Ring on completion of the Proposed Disposal in due course, ATE and RG remained as the legal owner and beneficial owner respectively. By a letter dated 29 November 2002, ATE, as the legal owner of the Wuhan Fortune Equity Interest, acknowledged to and undertook with RG, the beneficial owner of the Wuhan Fortune Equity Interest, *inter alia*, that:-

i. ATE shall hold in trust for RG, without limitation, all dividends, entitlements, distributions and rights declared, made or received and such other payment received whether in cash or in kind in relation to the Wuhan Fortune Equity Interest, including those in relation to or deriving from the Proposed Disposal, together with all such payments from the Proposed Settlement and shall also observe the Proposed Settlement pursuant to and in accordance with the terms and conditions of the Agreement; and

ii. ATE shall execute such documents and do such acts and things as shall be necessary in relation to the Wuhan Fortune Equity Interest, including the Proposed Disposal.

The group structure of ATE before and after the aforesaid proposals are set out below:-

Before the Disposal of ATE*



SCB
100%
AMBV
100%
100%
WFI
RG
ATE
50%
50%
25%
15.98%
Wuhan Fortune*
Hefei Jianghuai
Anhui Jianghuai

Note:

* By an agreement dated 27 July 2001, ATE agreed to dispose of the Wuhan Fortune Equity Interest to RG

After completion of the Disposal of ATE



SCB
100%
AMBV
100%
WFI
RG
50%
50%*
Wuhan Fortune
LAP
100%
ATE
25%
15.98%
Hefei Jianghuai
Anhui Jianghuai

Note:

* *ATE, the legal owner of the Wuhan Fortune Equity Interest, had by a letter dated 29 November 2002, agreed and undertook, to RG as beneficial owner, inter alia, to complete the Proposed Disposal.*

After completion of the Proposed Disposal



SCB
100%
AMBV
100%
RG
WFI
Tri-Ring
50%
50%
Wuhan Fortune

Further details on Wuhan Fortune are disclosed under Section 3 of this Circular.

The registered capital of Wuhan Fortune shall be transferred by ATE, as the legal owner, to Tri-Ring free from all pledges, liens, charges, mortgage and encumbrances.

Tri-Ring will be assuming the liabilities of Wuhan Fortune comprising Inter-company Advances, short term borrowings of Rmb25.7 million (equivalent to approximately RM11.8 million) and trade and other payables of Rmb29.0 million (equivalent to approximately RM13.3 million), mainly in relation to the purchases of raw materials.

2.2 Proposed Settlement

Pursuant to the Agreement, Tri-Ring proposes to settle the Inter-company Advances outstanding as at 31 May 2002 of Rmb167.56 million (equivalent to approximately RM76.93 million), for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million), subject to the waiver of the accrued interest on the Inter-company Advances from 1 July 1997 up to 31 May 2002 amounting to Rmb70.82 million (equivalent to approximately RM32.51 million). There will be no interest accrued after 31 May 2002.

Pursuant to the Internal Restructuring of the ATE Group, the Inter-company Advances were assumed by RG on 27 November 2002.

2.3 Basis of disposal consideration

2.3.1 The total cash consideration for the Proposed Disposal of Rmb1 (equivalent to approximately RM0.46) and the Proposed Settlement of Rmb94.66 million (equivalent to approximately RM43.46 million), together with the deferred payments for the Proposed Settlement and the non-accrual of interest on the said deferred payments, was arrived at after negotiations on a willing buyer-willing seller basis and after taking into consideration the adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million (equivalent to approximately RM81.23 million). The adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million was arrived at based on the unaudited net assets of Wuhan Fortune as at 31 May 2002 of Rmb84.65 million (equivalent to approximately RM38.86 million) after adjusting for:

(i) the write off of idle and obsolete property, plant and equipment of Rmb224.13 million (equivalent to approximately RM102.90 million);

(ii) the write off of pre-operating expenses of Rmb20.20 million (equivalent to approximately RM9.27 million);

(iii) the write off of obsolete inventories of Rmb16.58 million (equivalent to approximately RM7.61 million); and

(iv) the write off of other receivables of approximately Rmb0.69 million (equivalent to approximately RM0.32 million), representing other receivables outstanding for more than three (3) years.

The above assets were written off by SCB Group on the basis that Wuhan Fortune had ceased its normal operation, the production of light trucks, in July 2001 as the company was unable to produce vehicles up to the standard that was acceptable to the market which resulted in the property, plant and equipment and inventories lying idle, out-dated and obsolete and the pre-operating expenses unable to generate future economic benefit.

2.3.2 The NTA of Wuhan Fortune based on the latest audited accounts as at 31 December 2001 amounted to Rmb75.30 million (equivalent to approximately RM34.57 million).

Further details on the deferred payments are disclosed under Section 2.5 of this Circular.

2.3.3 The Directors of SCB are of the opinion that the Proposals would allow SCB to realise its investment in Wuhan Fortune now after having considered the following:-

(i) Wuhan Fortune had been recording losses since incorporation in 1994 (except for the financial year ended 2001, whereby the company made a PBT of Rmb3.2 million (equivalent to approximately RM1.47 million) as a result of a subsidy of Rmb7.6 million (equivalent to approximately RM3.49 million) given to the company by the authority of Wuhan Economic and Development Zone); and

(ii) that Wuhan Fortune had ceased its normal operation, the production of light trucks, in July 2001 as it expected to continue making losses. Currently, the production assets are lying idle.

2.4 Utilisation of proceeds

The total proceeds from the Proposals of Rmb94.66 million (equivalent to approximately RM43.46 million), will be utilised as follows:

	Note	Rmb '000	RM equivalent RM '000
Part repayment of bank borrowings	(i)	93,903	43,111
To defray the estimated expenses of the Proposals		762	350
		94,665	43,461

Note:

(i) For purposes of repaying the SCB Group's bank borrowing, the net proceeds from the Proposals shall be paid into a redemption account maintained by SCB and charged to the security trustee for the holders of the:

(a) SCB zero coupon bonds denominated in RM with a total nominal value of approximately RM176.35 million, comprising:-

(i) class B bonds expiring in seven (7) years from the date of issuance, for a nominal amount of RM117.12 million; and

(ii) class C bonds expiring in ten (10) years from the date of issuance, for a nominal amount of RM59.23 million; and

(b) SCB consolidated and rescheduled debts, denominated in USD amounting to USD155.06 million (equivalent to approximately RM589.23 million);

under the Proposed GWRS.

The annual redemption/repayment amounts for the said bonds and rescheduled debts shall be sourced from the dedicated cashflows of SCB, comprising, inter-alia,:

(i) surplus proceeds from the disposal of any asset in the proposed divestment programme of SCB over which there is presently a security;
(ii) net proceeds from the disposal of any asset in the proposed divestment programme of SCB over which there presently is no security;
(iii) dividends/cashflows from Silverstone Berhad; and
(iv) proceeds from the redemption of the other bonds received by SCB.

However, SCB may, at its option, redeem and repay the said bonds and debts before their scheduled redemption and repayment dates, as the case may be. SCB shall be obliged to redeem and repay the said bonds and debts from the redemption account, (in chronological order) on a pro rata basis, when there is a sum of no less than RM5 million in the redemption account.

As at 31 December 2002, the total SCB Group's bank borrowing amounted to RM1,024.58 million.

2.5 Mode of payment

The total cash consideration of Rmb1 (equivalent to approximately RM0.46) for the Proposed Disposal was paid by Tri-Ring on the date of the Agreement.

The total cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) for the Proposed Settlement shall be payable by Tri-Ring in the manner as set out below:

	Rmb	RM equivalent
Within seven (7) working days upon signing of the Agreement	28,399,468	13,038,196
Before 15 August 2003	13,253,085	6,084,491
Before 15 August 2004	13,253,085	6,084,491
Before 15 August 2005	13,253,085	6,084,491
Before 15 August 2006	13,253,085	6,084,491
Before 15 August 2007	13,253,085	6,084,491
Total	94,664,893	43,460,651

The first payment in relation to the Proposed Settlement, amounting to Rmb28,399,468 (equivalent to approximately RM13.04 million), was duly paid by Tri-Ring on 6 August 2002.

No interest will be paid by Tri-Ring in respect of the deferred payments to be made to ATE for the Proposed Settlement. ATE is obliged to remit the deferred payments to RG upon receipt thereof from Tri-Ring.

2.5.1 Security granted

As set out above, the balance consideration of Rmb66.27 million (equivalent to approximately RM30.42 million) will be settled over a period of five (5) years and it was agreed that Tri-Ring will provide the following security to ensure the payment of the balance consideration:

(i) Land use right* located at No. 818, Lin Jiang Road, Qingshan, Wuhan, PRC.

Registered Owner	Location	Land area (square metres)	Land Usage	Land Tenure (Years)	Audited NBV as at 31.12.2001 (Rmb 'million)	RM equivalent RM 'million
WFI*1	No. 818, Lin Jiang Road, Qingshan, Wuhan, PRC	58,404.94*2	Industrial	19.09.1994 to 19.09.2044 (50 years)	60.31	27.69

Notes:

* *Under the Land Management Law of the PRC, all lands are owned by the State. Land use right is the right to the legal use of state-owned land which is subject to registration with and issuance of a certificate by the government.*

*1 *WFI is the registered owner of the land use right in Qingshan and factory shop lots on the aforesaid land. The transfer of the land from WFI to Wuhan Fortune is subject to the approval of the Land Office of Wuhan, PRC and have yet to be completed as at the date of this Circular. The transfer is expected to be completed before the completion date of the Agreement.*

*2 *On 25 December 1999, one (1) unit of the total 43 units of factory shop lots constructed on the said land has been pledged by WFI to the China Industrial and Commercial Bank as security for a loan amounting to Rmb1.4 million (equivalent to approximately RM0.64 million). Hence, only the balance 42 units of factory shop lots, with a total build-up area of 22,247.53 square metres are used as security for the deferred payments. The audited NBV as at 31 December 2001 for the balance 42 units amounted to approximately Rmb4.57 million (equivalent to approximately RM2.10 million). The factory shop lots are currently self-occupied and used for the manufacturing of metal containers. The remaining land area are used for industrial purpose.*

(ii) Land use right located at No 3, Wudang Road, Shiyan City, Hubei, PRC.

Registered Owner	Location	Land area (square metres)	Land Usage	Land Tenure (Years)	Audited NBV as at 31.12.2001 (Rmb 'million)	RM equivalent RM 'million
Tri-Ring	No. 3, Wudang Road, Shiyan City, Hubei Province, PRC	32,597.5	Industrial – currently vacant	03.11.1997 to 02.11.2047 (50 years)	16.05	7.37

(iii) Shares held in Hubei Tri-Ring

The 23 million state-owned founder shares of Rmb1.00 each, representing 9.75% of the equity interest in Hubei Tri-Ring provided by Tri-Ring as a security for the payment of the balance consideration pursuant to the Security Agreement were valued at Rmb70.84 million (equivalent to approximately RM32.52 million) or Rmb3.08 (equivalent to approximately RM1.41) per share based on the audited NTA of Hubei Tri-Ring as at 31 December 2001.

In the event Tri-Ring fails to pay in accordance with the agreed payment schedule set out in Section 2.5 of this Circular, ATE may, on behalf of RG, enforce the security through legal proceeding to offset the aforesaid outstanding instalment payments.

Hubei Tri-Ring was incorporated on 9 March 1993 in Hubei, PRC and was listed on the Shenzhen Stock Exchange in the PRC on 19 May 1998. Its present issued and paid-up capital is Rmb259,443,360 (equivalent to approximately RM119,110,447) comprising 259,443,360 shares. *(Source: Bloomberg)*

The principal activities of Hubei Tri-Ring include the remodeling of vehicles and manufacturing of auto-parts and industrial machinery. The company's products include special purpose vehicles, auto air valves, auto clutches, auto axles, forging machines, and other related products.
(Source: Bloomberg)

As at 20 February 2003, Tri-Ring holds 114,243,360 state-owned founder shares of Rmb1.00 each, representing approximately 44.03% equity interest in Hubei Tri-Ring.

The following table sets out a summary of the audited profit and dividend record of Hubei Tri-Ring for the past five (5) financial years ended 31 December 2001:

	Year ended 31 December				
	1997	**1998**	**1999**	**2000**	**2001**
	Rmb'000	**Rmb'000**	**Rmb'000**	**Rmb'000**	**Rmb'000**
Revenue	710,003	818,007	853,056	989,729	1,497,971
PBT	70,346	75,976	80,775	63,090	57,457
Taxation	10,536	12,093	12,116	9,661	9,177
PAT	59,810	63,883	68,659	53,429	48,280
Weighted average no. of ordinary shares in issue ('000)	128,680	196,548	196,548	235,858	259,443
EPS	0.46	0.33	0.35	0.23	0.19
Gross dividend rate (%)	-	-	-	-	-

(Source: Audited financial statements of Hubei Tri-Ring for the FYEs 31 December 1997 to 31 December 2001)

Notes:

(i) *There were no exceptional or extraordinary items during the period under review.*

(ii) *The increase in profit and turnover for the FYE 31 December 1998 is mainly due to the improvement in the quality of its products.*

(iii) *The increase in profit and turnover for the FYE 31 December 1999 is mainly due to the improvement in the quality of its products and the company strengthening its management team which reduced general and administration expenses.*

(iv) *The increase in turnover for the FYE 31 December 2000 is mainly due to the introduction of more than 100 new products during the financial year. However, the company's PBT decreased for the FYE as a result of higher production cost, selling expenses and financial expenses. On 30 July 2000 and 12 December 2000, the company took loans amounting to approximately Rmb25.1 million and Rmb9.9 million respectively.*

(v) *The increase in turnover for the FYE 31 December 2001 was mainly due to market expansion into Chongqing and Chengdu. However, the company's PBT decreased for the FYE as a result of higher production cost, selling expenses and financial expenses.*

The monthly high and low prices of Hubei Tri-Ring shares traded on the Shenzhen Stock Exchange for the last twelve months from February 2002 to January 2003 were as follows:

	High Rmb	Low Rmb
2002		
March	8.46	6.63
April	8.42	7.52
May	8.57	7.18
June	8.57	6.88
July	8.66	7.79
August	8.25	7.85
September	8.16	7.22
October	7.35	6.82
November	7.41	5.95
December	6.78	6.08
2003		
January	7.06	5.98
February	7.13	6.67

(Source : Bloomberg)

The last transacted price on 30 July 2002 (being the last transacted price prior to the date of the Security Agreement)	7.90
The last transacted price on 11 March 2003 (being the latest practicable trading day prior to the despatch of this Circular)	6.70

(Source : Bloomberg)

As at 20 February 2003, the Directors of Hubei Tri-Ring and their respective shareholdings are as follows:

Name of shareholder	Number of shares held	% of shareholding
Shu Jian (Chairman)	29,040	-*
Chen Gui Xiang	7,260	-*
Wan Jia Si	7,260	-*
Xie Jia Zhou	7,260	-*
Bie Chuan Yuan	7,260	-*
He Jun	-	-*
Hu Li Jun	-	-*
Liu Yuan	-	-*
Jiang Yue Sheng	-	-*
Ding Zhou Yan	7,260	-*
Lu Yan Ying	-	-*

Note:

* *Negligible*

As at 20 February 2003, the major shareholder of Hubei Tri-Ring is as follow:

Name of shareholder	Number of shares held	% of shareholding
Tri-Ring	114,243,360	44.03%

2.5.2 Provisions for default

(i) In the event Tri-Ring delays its first payment commitment after the seven (7) days period of the payment date, it will have to pay ATE damages of 0.04% per day on the first payment. In the event of a delay exceeding 15 days, ATE shall have the right to terminate the Agreement and claim damages of 10% on the first payment.

(ii) In the event Tri-Ring fails to pay the balance consideration according to the agreed mode of payment and time frame, ATE will have the right to withdraw the share and creditors' rights that has been transferred to Tri-Ring and also retain the total consideration paid by Tri-Ring, or sell the securities provided by Tri-Ring to compensate the loss and make up the shortfall.

ATE shall exercise the rights provided for the above (as may be necessary) in its capacity as the legal owner of the Wuhan Fortune Equity Interest, on behalf of RG as the beneficial owner of the Wuhan Fortune Equity Interest.

2.6 Other Salient Terms of the Agreement

The other salient terms of the Agreement are as follows:

(i) WFI shall confirm the share transfer between ATE and Tri-Ring and the changes of classification of Wuhan Fortune from a foreign joint-venture company to a local joint-venture company as required by the State Administration of Industry and Commerce Bureau, PRC, and waive its priority right to buy the said shares.

(ii) WFI agrees to return to Wuhan Fortune the certificates in respect of the land use right and property ownership right for the land and building located at No. 209, Village 3, Zhoutou, Hanyang, Wuhan, PRC related to Wuhan Fortune.

(iii) ATE agrees, within ten (10) days of the effective date of the Agreement, to relieve all guarantees (if any) over the Inter-company Advances, save and except for the existing guarantee on the land and property owned by Wuhan Fortune at No. 818, Lin Jiang Road, Qingshan, Wuhan, PRC.

(iv) ATE has the right to terminate the Agreement by giving prior notice to Tri-Ring should the following events occur:

(a) the performance of the transfer under the Agreement is affected due to force majeure; and

(b) Tri-Ring breaches the Agreement and the purpose of the Agreement cannot be realised.

The termination of the Agreement, however, shall not affect ATE's right to claim damages from Tri-Ring.

(v) Tri-Ring also has the right to terminate the performance of the Agreement by giving prior notice to ATE should the following events occur:

(a) the performance of the transfer under the Agreement is affected due to force majeure; and

(b) ATE breaches the Agreement and the purpose of the Agreement cannot be realised.

The termination of the Agreement, however, shall not affect Tri-Ring's right to claim damages from the default party.

(vi) Within one (1) year from the effective date of the Agreement, should either the condition of the properties of Wuhan Fortune differ from the audited report confirmed by ATE and WFI, or should there be any undisclosed contingent liabilities occurring, leading to losses of more than Rmb2 million (equivalent to approximately RM0.92 million); Tri-Ring, upon confirmation from ATE and WFI, may claim for compensation from ATE and WFI. If Tri-Ring fails to obtain confirmation from ATE and WFI, Tri-Ring will have the right to claim from ATE and WFI, depending on their responsibilities whereby ATE will be responsible for the losses incurred, resulted by ATE between 1 July 2000 and the date of the handover, while WFI shall be responsible for losses incurred as a result of the undisclosed contingent liabilities.

(vii) The law of the PRC is applicable for the settlement of any legal disputes.

(viii) Any disputes arising from the Agreement should be rendered by each party to arbitration commissions subordinated by the China International Economic and Trade Arbitration Commission, Beijing.

ATE shall exercise the rights provided for the above (as may be necessary) in its capacity as the legal owner of the Wuhan Fortune Equity Interest, on behalf of RG as the beneficial owner of the Wuhan Fortune Equity Interest.

2.7 Other Salient Terms of the Security Agreement

(i) Tri-Ring shall not use the said 23 million shares in Hubei Tri-Ring as security or guarantee or transfer them to any other party without the prior consent of ATE; and

(ii) ATE and Tri-Ring confirms that the amount of the security shall be adjusted proportionally in accordance to the reduction of the deferred payments owed by Tri-Ring to ATE or the change of the net assets value of the shares.

ATE shall exercise the rights provided for the above (as may be necessary) in its capacity as the legal owner of the Wuhan Fortune Equity Interest, on behalf of RG as the beneficial owner of the Wuhan Fortune Equity Interest.

2.8 Estimated Time Frame for Completion

The Proposals are estimated to be completed by 31 March 2003.

3. INFORMATION ON WUHAN FORTUNE

Wuhan Fortune was established and registered in the PRC on 19 September 1994 as an equity joint-venture company. The capital structure of Wuhan Fortune is denominated as an amount known as registered capital. The concept employed in the capitalisation of equity joint-ventures is "registered capital". Under the Equity Joint-Venture Regulations, registered capital is defined as the total amount of capital contributed by the parties and registered with the Chinese authorities at the time of the venture's formal establishment. As at 20 February 2003, Wuhan Fortune has a registered capital of USD12,000,000 (equivalent to approximately RM45.6 million). The joint-venture partners are ATE (as the legal owner as of 29 November 2002) and WFI, a company incorporated in the PRC, each owning 50% of the registered capital of Wuhan Fortune.

Wuhan Fortune planned to operate an automotive vehicles and parts manufacturing and marketing business in Wuhan Economic Development Zone, Wuhan, Hubei, PRC. The product range includes buses, trucks, special purpose modified vehicles for airports and 'Renault' based models. In 2000, Wuhan Fortune commenced its trial run but due to the poor demand for its products, Wuhan Fortune ceased the aforesaid operations in 2001. The production assets are presently lying idle.

Based on the audited accounts of Wuhan Fortune as at 31 December 2001, the PAT for the FYE 31 December 2001 was Rmb3.22 million (equivalent to approximately RM1.48 million) and its NTA as at 31 December 2001 was Rmb75.30 million (equivalent to approximately RM34.57 million). The original cost and date of investment of Wuhan Fortune by ATE, then a subsidiary of SCB, were USD7.5 million (equivalent to approximately RM21.35 million translated at the exchange rate prevailing then of USD1:RM2.846) and 3 February 1996 respectively.

Additional information on Wuhan Fortune is set out in Appendix I of this Circular.

4. INFORMATION ON TRI-RING

Tri-Ring was incorporated on 2 June 1993 in the State of Hubei, PRC under the name of Hubei Machinery Group Co. as a state wholly-owned company and assumed its present name in July 1998. The Company Law of the PRC defines State wholly-owned companies as limited liability companies established by investment from a state-authorised investment body or department. Tri-Ring is the wholly-owned company of the State of Hubei, PRC.

The capital structure of Tri-Ring is denominated as an amount known as registered capital. Tri-Ring has a registered capital of Rmb205.81 million (equivalent to approximately RM94.49 million). As at 20 February 2003, Tri-Ring is the major shareholder of Hubei Tri-Ring holding 114,243,360 state-owned founder shares of Rmb1.00 each, representing approximately 44.03% equity interest therein.

Tri-Ring's principal activities are manufacturing special automobiles and automobile spare parts, forging and pressing machine tools, nodular graphite cast pipe, mini-special motors, magnetic strip card, identity card, terminal machines and tools and other products.

The directors of Tri-Ring as at 20 February 2003 are set out below.

i. Xu Wuyang (Chairman)
ii. Shu Jian
iii. He Jun
iv. Bie Chuan Yuan
v. Jing Xiao Qing
vi. Jiao Jian Guo
vii. Xie Jia Zhou
viii. Chen Gui Xiang
ix. Liu Xin Qiao
x. Wan Jia Si
xi. Ding Zhou Yan

None of the directors have any interest in the registered capital of the company.

5. RATIONALE FOR THE PROPOSALS

The Proposals are in line with the SCB Group's Proposed GWRS as approved by its shareholders on 30 January 2003 to rationalise the financial position of the SCB Group and to streamline its core businesses by divesting its non-core and peripheral assets and businesses.

Wuhan Fortune has been identified as one of the non-core and peripheral assets for divestment and the Proposals will result in a total cash inflow to the SCB Group of Rmb94,664,894 (equivalent to approximately RM43.46 million) over the next five (5) years to 2007, which will be utilised for the repayment of bank borrowings, as and when received, and to defray the estimated expenses for the Proposals of approximately RM350,000. Based on the average interest rate of approximately 8% per annum, the part repayment of bank borrowings would result in interest savings of approximately RM1.04 million per annum from the first payment and RM0.48 million per annum for each of the deferred payments for subsequent years up to year 2007.

6. EFFECTS OF THE PROPOSALS

The effects of the Proposals are as follows:

6.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of SCB as it does not involve the issuance of new SCB Shares.

6.2 Earnings

Barring unforeseen circumstances and based on the assumption that the Proposals are completed by 31 March 2003, the Proposals would result in an estimated gain on disposal of RM8.66 million to the SCB Group for the financial year ending 30 June 2003 after taking into account:-

(i) provision for diminution in asset value and unrecoverable shareholders' loan amounting to approximately RM49.4 million in the financial year ended 30 June 2002;

(ii) share of losses from the date of acquisition up to 31 March 2003 amounting to approximately RM13.4 million;

(iii) amortisation and write-off of goodwill and deferred expenditure amounting to approximately RM6.7 million;

(iv) interest savings amounting to approximately RM0.52 million; and

(v) estimated expenses of the Proposals amounting to approximately RM0.35 million.

6.3 NTA

For the sole purpose of illustration only, based on the audited consolidated balance sheet of SCB as at 30 June 2002, the proforma effects on the consolidated NTA, assuming the completion of the Proposals then, is as set out below:

	Audited as at 30.06.2002 RM'000	**After Proposals RM'000**
Share Capital	147,451	147,451
Share Premium	72,810	72,810
Translation and Other Reserves	98,696	90,835
Accumulated Loss	(509,961)	(502,613)*
Shareholders' Funds	(191,004)	(191,517)
Less: Deferred Expenditure	(1,462)	(1,462)
Goodwill on consolidation	(14,610)	(14,610)
NTL	(207,076)	(207,589)
NTL per share (RM)	(1.40)	(1.41)

Note:

* *The proforma consolidated NTL of the SCB Group is expected to decrease by approximately 1 sen per share (calculated based on the SCB Group's estimated share of the post acquisition reserves of Wuhan Fortune up to 30 June 2002). The difference with the gain on disposal of RM8.66 million or approximately 6 sen per share as set out in Section 6.2 above is mainly due to translation gains and share of Wuhan Fortune's losses from 1 July 2002 to 31 March 2003.*

7. CONDITIONS TO THE PROPOSALS

The Proposals are conditional upon the following approvals being obtained:-

(i) the Board, which was obtained on 1 August 2002;

(ii) the shareholders of SCB;

(iii) the SC, which was obtained on 16 December 2002;

(iv) the Commission on Foreign Trade and Economic Cooperation, PRC; and

(v) any other relevant authorities, if required.

The Proposals are inter-conditional.

The SC's approval is subject to the following conditions:

(a) the Board is required to provide a written declaration to the SC stating that the Proposals have been carried out based on terms and conditions that are fair to SCB and in the best interest of SCB. The Board provided the SC with a written declaration of the same on 16 January 2003;

(b) the external auditor of SCB is required to check the proposed write-off of the value of the assets and confirm to the SC that it has been carried out in accordance with the relevant accounting standards. Ong Boon Bah & Co has been appointed as external auditor to check the proposed write-off of the value of the assets. The auditors are expected to furnish their report to the SC by 31 March 2003;

(c) SCB is required to make a full disclosure of the following in the circular to the shareholders:

(i) the basis of determination of the consideration for the Proposed Disposal and the Proposed Settlement. Please refer to Sections 2.3.1 and 2.3.3 of this Circular;

(ii) the justifications for the lower consideration for the settlement of the inter-company advances as compared to the balance outstanding and the waiver of the interest on the inter-company advances. Please refer to Sections 2.3.1 and 2.3.3 of this Circular;

(iii) the basis of determination of the adjusted unaudited net tangible liabilities as at 31 May 2002, including reasons and justification for the write-off of the said assets. Please refer to Section 2.3.1 of this Circular; and

(iv) the justifications for the deferred payments for the settlement of inter-company advances and non-accrual of interest on the said deferred payments. Please refer to Sections 2.3.1 and 2.3.3 of this Circular;

(d) the utilisation of proceeds from the Proposals is subject to the following conditions:

(i) the SC's approval is required for any revision in the utilisation of proceeds as set out in Section 2.4 of this Circular;

(ii) any extension of time from the time frame set by SCB for the said utilisation of proceeds will have to be approved by a final and conclusive resolution by the Board and is required to be announced to the KLSE; and

(iii) appropriate disclosure regarding the status of the utilisation of proceeds has to be made in the quarterly and annual report of SCB until the said proceeds have been fully utilised.

8. RISKS IN RELATION TO THE PROPOSALS

Save as disclosed below, your Board is unaware of any risks arising from the Proposals which could materially or adversely affect the financial or operating conditions of the SCB Group.

8.1 Exchange rate risk

As mentioned, the balance consideration from the Proposals will be payable in Rmb. Hence, the Group will be exposed to fluctuations in foreign exchange. No assurance can be given that any change in the foreign currency rates will not have an adverse effect on the balance consideration receivable in RM.

8.2 Political, social and economic considerations

Any changes in political, economic and regulatory conditions in the PRC, may adversely affect the balance consideration receivable by the SCB Group. Amongst the political, economic and regulatory uncertainties are the change in political leadership, expropriation, nationalisation, re-negotiation or nullification of existing contracts and currency exchange rules and contracts.

8.3 Insufficient security

The balance consideration is secured by certain land use rights and shares in Hubei Tri-Ring. In the event of default, ATE (as may be necessary) in its capacity as the legal owner of Wuhan Fortune Equity Interest, on behalf of RG as the beneficial owner of the Wuhan Fortune Equity Interest has the right to sell the securities provided by Tri-Ring to compensate for the loss and make up to any shortfall pursuant to the Agreement. However, there can be no assurance that the proceeds realised from the sale of the securities provided will be sufficient to compensate for the loss or make up to any shortfall. In the event the proceeds realised from the sale of securities provided are insufficient to compensate for the loss or make up to any shortfall, ATE (as may be necessary) in its capacity as the legal owner of the Wuhan Fortune Equity Interest, on behalf of RG as the beneficial owner of the Wuhan Fortune Equity Interest has the right to withdraw the registered capital and creditor's right that have been transferred to Tri-Ring.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and major shareholders of SCB and any persons connected with them have any interest, direct or indirect, in the Proposals.

10. DIRECTORS' RECOMMENDATION

Your Directors, after having considered all aspects of the Proposals, are of the opinion that the Proposals are in the best interest of the Company. Accordingly, your Directors recommend that shareholders vote in favour of the ordinary resolution in relation to the Proposals, to be tabled at the forthcoming EGM.

11. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2003 at 9.30 a.m.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions therein as soon as possible and in any event so as to arrive at the Registered Office of SCB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

12. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendices for further information.

Yours faithfully
for and on behalf of the Board of Directors of
SILVERSTONE CORPORATION BERHAD
(formerly known as Angkasa Marketing Berhad)

TAN SRI WILLIAM H.J. CHENG
Chairman

INFORMATION ON WUHAN FORTUNE

1. History and Business

Wuhan Fortune was established and registered in the PRC on 19 September 1994 as an equity joint-venture company. The joint-venture partners are ATE (which remained as the legal owner as of 29 November 2002) and WFI, a company incorporated in the PRC.

Wuhan Fortune planned to operate an automotive vehicles and parts manufacturing and marketing business in Wuhan Economic Development Zone, Wuhan, Hubei, PRC. The product range includes buses, trucks, special purpose modified vehicles for airports and 'Renault' based models. In 2000, Wuhan Fortune commenced its trial run but due to the poor demand of its products, Wuhan Fortune had ceased the aforesaid operations in 2001 and its production assets are presently lying idle.

2. Registered Capital

As at 20 February 2003, Wuhan Fortune has a total investment[*1] of USD29.55 million (equivalent to approximately RM112.29 million) and a registered capital[*2] of USD12.00 million (equivalent to approximately RM45.60 million). The registered capital has been fully paid-up as at 20 February 2003.

Notes:-

*1 *Total investment is defined as the amount of investment for the joint-venture project.*

*2 *The concept employed in the capitalisation of equity joint-ventures is "registered capital". Under the Equity Joint-Venture Regulations, registered capital is defined as the total amount of capital contributed by the parties and registered with the Chinese authorities at the time of the venture's formal establishment.*

3. Substantial Shareholders

The substantial shareholders of Wuhan Fortune as at 20 February 2003 are as follows:

	Registered Capital			
Substantial Shareholders	**Direct USD**	**%**	**Indirect USD**	**%**
ATE[*]	6,000,000	50.0	-	-
WFI	6,000,000	50.0	-	-

Note:-

* *ATE is the legal owner and RG is the beneficial owner of the Wuhan Fortune Equity Interest.*

The following are deemed interested in the registered capital of Wuhan Fortune by virtue of Section 6A of the Act via their interest in RG to the extent as follows:

	Registered capital			
Shareholders	**Direct USD**	**%**	**Indirect USD**	**%**
RG	6,000,000	50.0	-	-
AMBV	-	-	6,000,000	50.0
SCB	-	-	6,000,000	50.0
Tan Sri William H.J. Cheng	-	-	6,000,000	50.0
Lembaga Tabung Angkatan Tentera	-	-	6,000,000	50.0
Datuk Cheng Yong Kim	-	-	6,000,000	50.0

Shareholders	Registered capital Direct USD	%	Indirect USD	%
William Cheng Sdn. Bhd.	-	-	6,000,000	50.0
Lancaster Trading Company Limited	-	-	6,000,000	50.0
Utara Enterprise Sdn Bhd	-	-	6,000,000	50.0
Lion Realty Pte Ltd	-	-	6,000,000	50.0
Lion Holdings Sdn. Bhd.	-	-	6,000,000	50.0
Happyvest (M) Sdn. Bhd.	-	-	6,000,000	50.0
Amanvest (M) Sdn. Bhd.	-	-	6,000,000	50.0
LCB	-	-	6,000,000	50.0
Mirzan bin Mahathir	-	-	6,000,000	50.0
Peringkat Prestasi (M) Sdn Bhd	-	-	6,000,000	50.0
Amsteel	-	-	6,000,000	50.0
Timuriang Sdn Bhd	-	-	6,000,000	50.0
Umatrac Enterprises Sdn. Bhd.	-	-	6,000,000	50.0

4. Board of Directors

The particulars of the Directors of Wuhan Fortune as at 20 February 2003 are as follows:

Name	Nationality	Occupation	Registered capital Direct USD	%	Indirect USD	%
Cheng Theng How	Singaporean	Director	-	-	-	-
Zhu Bai Shan	Chinese	Director	-	-	-	-
Zhou Wei	Chinese	Director	-	-	-	-
Soh Swee Hock @ Soh Say Hock	Malaysian	Director	-	-	-	-
Zhang Xiao Ning	Chinese	Director	-	-	-	-
Chai Voon Choy	Malaysian	Director	-	-	-	-
Min Ye	Chinese	Director	-	-	-	-
Wang Wing Ying	Malaysian	Director	-	-	-	-
Foo Kok Soon	Malaysian	Director	-	-	-	-

5. Subsidiaries and Associated Companies

As at the date hereof, Wuhan Fortune does not have any subsidiary or associated companies.

6. Profit and Dividend Record

A summary of the audited results of Wuhan Fortune for the past five (5) FYEs 31 December 2001 and the unaudited results for the FYE 31 December 2002 are set out below:

	-----	-----	-----Audited-----	-----	-----	Unaudited
FYE 31 December	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**
	Rmb'000	**Rmb'000**	**Rmb'000**	**Rmb'000**	**Rmb'000**	**Rmb'000**
Revenue	5,664	3,949	2,753	5,117	2,886	3,210
PBT / (LBT)	(119)	(162)	(127)	(6,385)	3,221	(4,616)
Taxation	-	-	-	-	-	-
PAT / (LAT)	(119)	(162)	(127)	(6,385)	3,221	(4,616)
Registered capital	100,233	100,233	100,233	100,233	100,233	100,233
Earnings / (loss) per registered capital (Rmb)	(0.001)	(0.002)	(0.001)	(0.064)	0.032	(0.046)
Gross dividend rate (%)	-	-	-	-	-	-

Notes:

1. *There were no exceptional or extraordinary items during the period under review.*

2. *The revenue of Wuhan Fortune for the FYEs 31 December 1997 to 31 December 1999 were mainly derived from the sale of dustbins. The decline in sales volume by 30% for the FYEs 31 December 1998 and 31 December 1999 was the result of poor demand which consequently resulted in lower revenue for both the financial years. The loss for the FYEs 31 December 1997 to 31 December 1999 were mainly due to the operating loss generated from the sale of dustbins as a result of higher general and administrative expenses and financial expenses.*

3. *Wuhan Fortune began its trial run for the production of light trucks during the FYE 31 December 2000 and managed to achieve the increase in revenue by 86%. However, Wuhan Fortune incurred high expenses in setting up the factory, hence resulting in a higher LBT amounting to Rmb6.4 million.*

4. *The light trucks models introduced by Wuhan Fortune in the FYE 2000 were out of date and hence the demand have not been encouraging during the FYE 31 December 2001, leading to the decrease in revenue by 44%. The production of light trucks was ceased in July 2001. Nevertheless, Wuhan Fortune recorded a PBT of Rmb3.2 million as a result of a subsidy of Rmb7.6 million given to the company by the authority of Wuhan Economic and Development Zone.*

5. *Wuhan Fortune's revenue for the FYE 31 December 2002 is mainly attributed to the trading of fuel tanks. However, despite the increase in revenue, the company recorded a LBT of Rmb4.6 million which was mainly due to high general and administrative expenses and also financial expenses*

7. Translated audited financial statements of Wuhan Fortune for the financial year ended 31 December 2001

WUHAN FORTUNE MOTOR CO. LTD.

AUDITOR REPORT

JYWS(2002) No.055

Wuhan Fortune Motor Co. Ltd.:

Under the engagement, we have audited the balance sheet of Wuhan Fortune Motor Co. Ltd. ("the Company") as of 31 December 2001 and income statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Independent Audit Standards for China Certified Public Accountants. Our audit also includes an examination, on a test basis, of the Company accounting records and other audit procedures which we considered appropriate. We believe that our audit provides a reasonable basis for our opinion.

Based on the Company accounting records, we noticed that:

1) the amount of construction in progress, deferred assets and long term loan are substantial and long outstanding, the Company should carry out reconciliation and settlement; and
2) no provision of pension funds and unemployment insurance funds; and
3) stocktake should be conducted as scheduled.

Except for the above, we conduct our audit in accordance with the Accounting Standards for Enterprises and Accounting Regulations of the People's Republic of China for Enterprise with Foreign Investment and present fairly, in all material respects, the financial position of the Company as of 31 December 2001, and the results of its operations and cash flows then ended. And the accounting policies have been consistently applied.

Attachment :
1) Balance Sheet
2) Profit and Loss Account
3) Cash Flow Statement
4) Notes to the accounts

Hubei Liantai Certified Public Accountants Co Ltd

China Certified Accountant
Xiao Han Bin
Yan Xue Ping

Auditor
Liu Li

Tel : (027) 82815606 82838925
Fax : (027) 82838948
Address : 2nd Floor No 49,
Fanyang Street,
Wuhan, China

Date : 26 Mar 2002

BALANCE SHEET
31 DECEMBER 2001

NAME OF ENTERPRISE : WUHAN FORTUNE MOTOR CO. LTD

MONETARY UNIT : RMB

ASSETS	LINE NO	AT BEG. OF YEAR	AT END OF PERIOD	LIABILITIES AND OWNER'S EQUITY	LINE NO	AT BEG. OF YEAR	AT END OF PERIOD
CURRENT ASSETS:				CURRENT LIABILITIES:			
Cash and bank	1	1,305,775.91	529,847.85	Short term borrowings	46	15,770,000.00	25,700,000.00
Short term investment	2			Notes payables	47		
Notes receivables	3			Trade payables	48	3,560,461.60	4,016,743.21
Trade receivables	4	46,800.00	300,000.00	Advances from customers	49	100,000.00	100,000.00
Less: Provision for doubtful debts	5			Other creditors	50	18,727,876.61	2,466,420.34
Net trade receivables	6			Accrued payroll	51		
Advances to suppliers	7	1,680,218.84	311.00	Welfare fund payable	52	956,889.09	132,509.30
Other receivables	8	1,268,992.76	1,406,503.57	Taxes payable	53	(85,888.10)	(165,999.31)
Inventories	9	9,676,705.66	15,426,605.10	Dividends payable	54		
Including : Finished goods	10	872,049.48	5,374,458.30	Other payables	55	840.78	1,322,696.60
Deferred and prepaid expenses	11			Accrued expenses	56		
Current assets pending to be written off	12			Long term liabilities due within one year	57		
Long term investment maturing within one year	13			Other current liabilities	58		
Other current assets	14			**Total current liabilities**	**65**	**39,030,179.98**	**33,572,370.14**
Total current assets	**20**	**13,978,493.17**	**17,663,267.52**				
LONG TERM INVESTMENT:				LONG TERM LIABILITIES:			
Long term investments	21			Long term borrowings	66	222,750,540.18	242,293,231.07
FIXED ASSETS :				Debenture payable	67		
Fixed assets - cost	24	13,691,893.54	13,324,857.54	Long term payables	68		
Less : Accumulated depreciation	25	3,832,950.96	4,450,660.65	Other long term payables	69	287,726.00	600,298.60
Fixed assets - net book value	26	9,858,942.58	8,874,196.89	Including : Employees quarters maintenance funds	70		
Disposal of fixed assets	27			**Total long-term liabilities**	**76**	**223,038,266.18**	**242,893,529.67**
Construction in progress	28	245,728,470.85	258,509,079.47	**Total liabilities**	**80**	**262,068,446.16**	**276,465,899.81**
Fixed assets pending to be written off	29			OWNERS' EQUITY			
Total fixed assets	**30**	**255,587,413.43**	**267,383,276.36**	Paid up capital	81	100,233,460.42	100,233,460.42
INTANGIBLE ASSETS:				Capital surplus	82		
Intangible assets	35	66,719,280.80	66,719,280.80	Reserve fund	83		
Deferred assets	36	18,020,326.52	20,157,790.05	Including : Charity fund	84		
Total intangible assets & deferred assets	**37**	**84,739,607.32**	**86,877,070.85**	Undistributed profits	85	(7,996,392.66)	(4,775,745.50)
OTHER LONG TERM ASSETS	40						
Other long term assets	41			**Total owners' equity**	**88**	**92,237,067.76**	**95,457,714.92**
TOTAL ASSETS	**45**	**354,305,513.92**	**371,923,614.73**	**TOTAL LIABILITIES AND OWNERS' EQUITY**	**90**	**354,305,513.92**	**371,923,614.73**

INCOME STATEMENT
31 DECEMBER 2001

NAME OF ENTERPRISE : WUHAN FORTUNE MOTOR CO. LTD. **MONETARY UNIT : RMB**

ITEMS	LINE NO	CURRENT PERIOD	CURRENT YEAR CUMULATIVE	LAST YEAR CUMULATIVE
Sales	1		2,885,743.59	5,116,797.37
Including : Export sales	2			
Less : Sales discount and allowances	3			
Net Sales	4		2,885,743.59	5,116,797.37
Less : Sales tax	5		37,606.34	30,181.11
Cost of sales	6		3,061,429.28	5,200,070.78
Including : Cost of export sales	7			
Gross profit	**8**		**(213,292.03)**	**(113,454.52)**
Less : Selling expenses	9	42,257.63	329,470.16	616,300.09
General and administrative expenses	10	502,367.36	3,747,741.26	4,418,648.31
Financial expenses	11	374,132.60	1,536,650.23	1,240,414.04
Including : Interest expenses	12			
Exchange losses	13			
Income from main operation	14	(918,757.59)	(5,827,153.68)	(6,388,816.96)
Add : Income from other operations	15	844.40	11,032.51	4,772.60
Operating income	**16**	**(917,913.19)**	**(5,816,121.17)**	**(6,384,044.36)**
Add : Subsidies	17	7,550,000.00	7,550,000.00	
Add : Non-operating income				150.90
Less : Non-operating expenses	18	54,409.08	167,698.75	2,905.98
Add : Prior year adjustment	19	1,223,502.99	1,654,467.08	1,452.99
Total profit	**20**	**7,801,180.72**	**3,220,647.16**	**(6,385,346.45)**

CASH FLOW STATEMENT
31 DECEMBER 2001

NAME OF ENTERPRISE : WUHAN FORTUNE MOTOR CO. LTD MONETARY UNIT : RMB

ITEM	LINE NO	AMOUNT
1. CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from sales of goods or rendering of services	1	3,289,043.56
Rental received	2	
Value added tax on sales received and refunds of value added tax	3	441,679.49
Refund of other taxes and levy other than value added tax	4	
Other cash received relating to operating activities	7	3,393,777.21
Cash inflow from operating activities	**8**	**7,124,500.26**
Cash paid for goods and services	9	5,050,058.80
Cash paid for operating leases	10	
Cash paid to and on behalf of employees	11	3,701,337.40
Value added tax on purchases paid	12	731,618.44
Income tax paid	13	7,546,466.44
Taxes paid other than value added tax and income tax	14	14,363.05
Other cash paid relating to operating activities	17	4,979,830.18
Cash outflow from operating activities	**18**	**22,023,674.31**
Net cash inflow/(outflow) from operating activities	**19**	**(14,899,174.05)**
2. CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from return of investments	20	
Cash received from distribution of dividends or profit	21	
Sales proceeds from disposal of fixed assets		197,102.40
Cash received from bond interest income	22	
Net cash received from disposal of fixed assets, intangible assets and other long term assets	23	
Other cash received relating to investing activities	26	
Cash inflow from investing activities	**27**	**197,102.40**
Cash paid to acquire fixed assets, intangible assets and other long term assets	28	126,588.30
Cash paid to acquire equity investments	29	
Cash paid to acquire debt investments	30	
Other cash paid relating to investing activities	33	
Cash outflow from investing activities	**34**	**126,588.30**
Net cash inflow/(outflow) from investing activities	**35**	**70,514.10**
3. CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	36	
Proceeds from issuance of bonds	37	
Proceeds from borrowings	38	19,480,000.00
Other proceeds relating to financing activities	41	7,645,432.77
Cash inflow from financing activities	**42**	**27,125,432.77**
Repayment of borrowings	43	11,510,000.00
Repayment of financing related expenses	44	
Dividend paid	45	
Interest paid	46	1,562,695.38
Cash payment for finance leases	47	
Cash payments for reduction of registered capital	48	
Other financing related expenses	51	5.50
Cash outflow from financing activities	**52**	**13,072,700.88**
Net cash inflow/(outflow) from financing activities	**53**	**14,052,731.89**
4. EFFECT OF CHANGES IN EXCHANGE RATES	54	
5. NET INCREASE IN CASH AND CASH EQUIVALENTS	55	**(775,928.06)**
Additional Notes		
1. Non-cash investing and financing activities		
Repayment of debts by transfer of fixed assets	56	
Repayment of debts by transfer of investments	57	
Investment in the form of fixed assets	58	
Repayment of debts by transfer of inventories	59	
2. Reconciliation of Net Profit to cash flows from operating activities		
Net Profit	62	
Provision for doubtful debts or bad debts written off	63	
Depreciation of fixed assets	64	
Amortisation of intangible assets	65	
Loss/(Gain) from disposal of fixed assets, intangible assets and other long term assets	66	
Loss on fixed assets written off	67	
Financial expenses	68	
Loss/(Gain) from investments	69	
Deferred tax credit/(debit)	70	
Decrease/(Increase) in inventories	71	
Decrease/(Increase) in trade and other receivables	72	
Increase/(Decrease) in trade and other payables	73	
Others	74	
Net cash inflow/(outflow) from operating activities	75	
3. Net increase in cash and cash equivalents during the period		
Cash at end of the period	76	529,847.85
Less : Cash at beginning of the period	77	1,305,775.91
Add: Cash equivalents at end of the period	78	
Less: Cash equivalents at beginning of the period	79	
Net increase in cash and cash equivalents during the period	**80**	**(775,928.06)**

ADDITIONAL INFORMATION ON
FOREIGN INVESTMENT INDUSTRIAL ENTERPRISE'S PERFORMANCE INDICATOR
31 DECEMBER 2001

NAME OF ENTERPRISE : WUHAN FORTUNE MOTOR CO. LTD **MONETARY UNIT : RMB'000**

ITEM	LINE NO	AMOUNT
Total investment cost	1	254,130.00
Including : Foreign investment	2	
Actual investment cost	3	272,510.00
Including : Foreign fund	4	
Paid in capital	5	100,230.00
Including : Foreign participant	6	50,110.00
Total assets	7	2,950.00
Tax paid	8	
Value added tax paid	9	25.00
Including : Value added tax for imported goods	10	
Consumption tax paid	11	27.00
Including : Consumption tax for imported goods	12	
Business tax paid	13	
Income tax (individual) paid	14	8.20
Other taxes paid	15	2.40
Including : Land appreciation tax	16	
Resources tax	17	
Stamp duty	18	0.80
Slaughter tax	19	
City & development tax	20	1.60
Ownership of vehicles tax	21	
Deed tax	22	
Agricultural land tax	23	
Pension fund & unemployment insurance fund paid	24	37.00
Provision for accomodation subsidy	25	
Other subsidies paid	26	
Land used fees paid	27	
Transfer of land fees paid	28	
Actual total wages for the year	29	3,577.00
Including : Foreign employees	30	
Average number of employees for the year	31	5,720.00
Including : Foreign employees	32	
Balance b/f of foreign currency (USD'000)	33	
Cash inflow of foreign currency (USD'000)	34	
Cash outflow of foreign currency (USD'000)	35	
Balance c/f of foreign currency (USD'000)	36	0.10

NOTES ON THE FINANCIAL STATEMENTS

1. STATUS OF THE COMPANY

Wuhan Fortune Motor Co. Ltd, ("the Company") is a sino-foreign co-operative enterprise established on September 1994 with the business license no.001511. The Company registered office is located in Wuhan Economic Development Zone, Wuhan. The registered capital of the Company is USD12 million, including: (Foreign participant) Angkasa Transport Equipment Sdn Bhd incorporated in Malaysia represents 50% of its registered capital; and (Local participant) Wuhan Fortune Industry Co Ltd, represents the balance 50%. The Company's principal activities are manufacturing and marketing business of automotive vehicles, light trucks, buses and parts.

2. PRINCIPAL ACCOUNTING POLICIES

1) Accounting System
The Company's accounting procedures are carried out in conformity with the Accounting System for Enterprise with Foreign Investment of the People's Republic of China.

2) Accounting year end
The Company's financial year is from January 1 to December 31.

3) Accounting base currency
The Company adopts Rmb as its reporting currency.

4) Accounting convention
The accounts have been prepared under the historical cost convention.

5) Basis of consolidation
Consolidation method : The Group's financial statements incorporated the financial statements of the Company and all other related companies, based on related information. The inter company transactions are eliminated on consolidation.

6) Foreign Currency Transactions
The foreign currency amount is translated into RMB for recording purpose at the market foreign exchange rate quoted on the first day of the month when the transactions take place. Balance of foreign currency accounts at the end of each month are translated into RMB at the market foreign exchange rate prevailing at the end of the month. Difference between the amount in RMB translated at the market foreign exchange rate prevailing at the end of the month and the amount in RMB stated in the books are accounted for as financial expenses for the period under exchange gains or losses.

7) Inventories
Inventories are based on the historical cost. Once delivered, the cost of inventories is determined on a weighted-average basis. Low value consumable articles are fully charged to cost or expenses upon requisition.

8) Fixed Assets and Depreciation
   a. The fixed assets refer to those with a unit value of RMB2,000 or more, and can keep the physical shapes during their useful period, if they are the main producing or operating equipment, with a useful life of one year or more; if they are not, with a useful life of two years or more.

   b. Depreciation method : residual value of 10% on a straight-line basis over their useful lives.

9) Construction in progress
Construction in progress are based on the historical cost and borrowing interest directly related to the construction.

10) Deferred assets and amortisation
Amortisation of deferred assets is based on the actual period of benefit.

11) Revenue
Revenue is recognised upon delivery of goods or provision of service, and money collected or rights of collecting money obtained.

3. NOTES

1) Cash and Bank - Rmb529,847.85
Including : Cash Rmb 13,328.39
Bank Rmb 516,519.46
(including USD112.97, converted to Rmb933.78)

2) Accounts Receivable - Rmb300,000.00

	31 December 2001	
Aging	Rmb	%
within 1 year	253,200.00	84.40
more than 3 years	46,800.00	15.60
Total	300,000.00	100.00

3) Other receivables - Rmb1,406,503.57

31 December 2001		
Aging	Rmb	%
between 1 to 2 years	636,307.91	45.24
more than 3 years	770,195.66	54.76
Total	1,406,503.57	100.00

Including :

	Rmb
Kong Jun Dai Biao Shi	260,811.97
Chang Gong Hui Jing Ying Bu	115,301.66
Fu Cheng Han Duan	364,662.90
Shi Dian Li Kai Fa Company	90,496.00
Fu Cheng Shi Ye Yue Ye Che	78,703.44
Individual	195,266.24

4) Inventories - Rmb15,426,605.10

31 December 2001	
Items	Rmb
Raw materials	3,538,965.16
Low priced and perishable articles	61,744.55
Semi-finished goods	12,931.14
Material in outside processing	1,917,450.78
Finished goods	4,546,317.70
Goods in progress	2,029,069.05
Goods in transit	696,669.40
Stock located in Qingshan	2,623,457.32
Total	15,426,605.10

5) Fixed assets - Rmb13,324,857.54 and accumulated depreciation - Rmb4,450,660.65

31 December 2001 (Rmb)			
Items	Cost	Accumulated Depreciation	Net Book Value
Transportation vehicles	1,742,087.58	608,512.81	1,133,574.77
Others	456,276.73	167,477.57	288,799.16
Machinery and equipment	3,907,071.08	1,517,887.92	2,389,183.16
Office equipment	751,597.77	367,140.11	384,457.60
Buildings	6,467,824.44	1,789,642.24	4,678,182.20
Total	13,324,857.54	4,450,660.65	8,874,196.89

6) Construction in progress - Rmb258,509,079.47

Items	31 December 2001 (Rmb)
Construction work	58,450,610.58
Installation work	121,029,786.33
Construction overhead	79,028,682.56
Total	258,509,079.47

7) Intangible assets - Rmb66,719,280.80, refer to the value of land used right.

8) Deferred assets - Rmb20,157,790.05

Items	31 December 2001 (Rmb)
Organisation expenses	13,075,917.98
Development expenses	7,081,872.07
Total	20,157,790.05

9) Short term loan - Rmb25,700,000.00, loan in Rmb currency.

Items	31 December 2001 (Rmb)
Bank of China Zhuan Kou Branch	11,000,000.00
China Bank of Agricultural	600,000.00
China Merchants Bank Hong Shan Road Branch	2,800,000.00
CITIC Bank of China	10,000,000.00
Bank of Industrial & Commercial Bank of China	1,300,000.00
Total	25,700,000.00

10) Long term loan - Rmb242,293,231.07

Items	31 December 2001 (Rmb)
Angkasa Transport Equipment Sdn Bhd	186,617,375.07
Hua Zhong International Leasing Company	4,140,962.30
Shanghai Lion Asia Investment Consultant Co Ltd	36,629,749.89
Wuhan Fortune Industry Co Ltd	4,015,477.36
Tianjin Baden Real Estate Development Co Ltd	8,706,333.33
Qingdao Rosemount Investment Co Ltd	2,183,333.12
Total	242,293,231.07

11) Accounts payables - Rmb4,016,743.21.

(1) Aging

	31 December 2001	
Aging	Rmb	%
between 1 to 2 years	3,465,085.34	86.27
more than 2 years	551,657.87	13.73
Total	4,016,743.21	100.00

(2) Including :-

	Rmb
Pei Xian Fang Fu Pao Wei Engineering Comoany	180,000.00
Wuhan Sai Di Er Economic Development Company	419,068.12
De Zhou Po Li Gang Main Factory	326,400.00
Jang Xi Ye Jin	150,685.68
Shanghai Hen An Kong Tiao She Bei Co Ltd	184,520.00
Yangzhou Tang Cheng Gang Hua Po Li Zhi Zhai Co Ltd	238,009.74
Yangzhou Ya Xing Ke Che Gu Fen Co Ltd	196,740.07
Wuhan Fu Cheng Han Duan	446,144.83

12) Other payables - Rmb2,466,420.34

(1) Aging

	31 December 2001	
Aging	Rmb	%
between 1 to 2 years	506,793.45	20.55
more than 3 years	1,959,626.89	79.45
Total	2,466,420.34	100.00

(2) Including :-

	Rmb
Zhong Jian Pa Ju	1,802,852.50
Ji Zi Kuan	153,550.00
Wuhan Jin Kai Investment Co Ltd	80,000.00

13) Taxes payables - (Rmb165,999.31) Refer to value added tax input tax.

14) Other payables - Rmb1,322,696.60. Refer to pension fund.

15) Other payables - Rmb600,298.60. Refer to employee provident fund.

16) Paid-up capital - Rmb100,233,460.42

Shareholder	Rmb	%
Angkasa Transport Equipment Sdn Bhd	50,116,730.21	50.00
Wuhan Fortune Industry Co Ltd	50,116,730.21	50.00
Total	100,233,460.42	100.00

17) Undistributable profit - (Rmb4,775,745.50)

18) Revenue and cost of sales

In year 2001, the actual sales revenue was Rmb2,885,743.59 and cost of sales amounted to Rmb3,061,429.28. The structures are as follows :

Unit	Sales Revenue (Rmb)	Cost of Sales (Rmb)
Wuhan Fu Cheng Qi Che Main Office	864,615.38	1,059,385.58
Te Zhong Che Bu	2,021,128.21	2,002,043.70
Total	2,885,743.59	3,061,429.28

19) Subsidy - Rmb7,550,000.00. Refer to government subsidies.

20) Prior year adjustment - Rmb1,654,467.08. Refer to adjustment requested by tax authorities.

4. **Others**

As at the date of Balance Sheet, the company is still in pre-operating status, the production of the comapany has been affected by market requirement and external factors. Therefore, the return of the investement did not reach as expected.

Wuhan Fortune Motor Co Ltd
31 December 2001

PROFORMA CONSOLIDATED BALANCE SHEETS OF THE SCB GROUP AS AT 30 JUNE 2002 TOGETHER WITH THE REPORTING ACCOUNTANT'S LETTER THEREON

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

12 March 2003

The Board of Directors
Silverstone Corporation Berhad
(formerly known as Angkasa Marketing Berhad)
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Dear Sirs

SILVERSTONE CORPORATION BERHAD
(FORMERLY KNOWN AS ANGKASA MARKETING BERHAD)
PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2002

We have reviewed the proforma consolidated balance sheet of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("SCB") and its subsidiary companies ("the Group") as at 30 June 2002, together with the notes thereto, for which the Directors are solely responsible, as set out in the accompanying statement for inclusion in the Circular to Shareholders of SCB to be dated 13 March 2003 in connection with the proposed disposal of Wuhan Fortune Motor Co., Ltd. By Range Grove Sdn Bhd to Ti-Ring Group Co.

In our opinion, the proforma consolidated balance sheet, which is provided for illustrative purposes only, have been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheet and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully



ONG BOON BAH & CO
AF: 320
Chartered Accountants



WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

8-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

SILVERSTONE CORPORATION BERHAD
(Formerly known as ANGKASA MARKETING BERHAD)

PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2002

The following Proforma Consolidated Balance Sheet of Silverstone Corporation Berhad and its subsidiary companies has been prepared solely to illustrate the proforma effects of the Proposals as if the transactions have been completed as at 30 June 2002.

	Audited as at 30.6.2002	Proforma I
	RM'000	RM'000
Current assets	993,387	1,019,690
Current liabilities	(1,960,091)	(1,941,084)
Net current liabilities	(966,704)	(921,394)
Property, plant and equipment	558,928	506,427
Associated companies	284,984	284,770
Investments	41,994	41,994
Deferred expenditure	1,462	1,462
Goodwill on consolidation	14,610	14,610
	(64,726)	(72,131)
Financed by:		
Share capital	147,451	147,451
Reserves	(338,455)	(338,968)
Shareholders' funds	(191,004)	(191,517)
Minority interests	113,540	113,588
Long term borrowings	12,101	5,161
Deferred payable	132	132
Deferred taxation	505	505
	(64,726)	(72,131)
Net tangible liabilities	(207,076)	(207,589)
Net tangible liabilities per share (RM)	(1.40)	(1.41)

SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET

1 The proforma consolidated balance sheet has been prepared based on the audited financial statements of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("SCB") and its subsidiary companies as at 30 June 2002 and is provided for illustrative purposes to show the effects of the following transactions on the assumption that they are effected on 30 June 2002:

Proforma I

i) Proposed disposal by Range Grove Sdn Bhd ("RG"), a wholly-owned subsidiary of AMB Venture Sdn Bhd, which is in turn a wholly-owned subsidiary of SCB, of the entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune"), comprising a registered capital of United States Dollars 6 million (equivalent to approximately RM22.8 million) to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Chinese Renminbi ("RMB") 1 (equivalent to approximately RM0.46) ("Proposed Disposal"); and

ii) Proposed settlement of Inter-company Advances to Wuhan Fortune amounting to RMB167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of RMB94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and proposed waiver of the interest on inter-company advances to Wuhan Fortune amounting to RMB70.82 million (equivalent to approximately RM32.51 million) ("Proposed Settlement")

(collectively referred to as the "Proposals").

2 The estimated expenses of the Proposals amount to approximately RM0.35 million has been written off against the Reserves.

3 The total cash consideration for the Proposed Disposal of Rmb1 (equivalent to approximately RM0.46) and the Proposed Settlement of Rmb94.66 million (equivalent to approximately RM43.46 million), together with the deferred payments for the Proposed Settlement and the non-accrual of interest on the said deferred payments, was arrived at after negotiations on a willing buyer-willing seller basis and after taking into consideration the adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million (equivalent to approximately RM81.23 million). The adjusted unaudited net liabilities of Wuhan Fortune as at 31 May 2002 of Rmb176.94 million was arrived at based on the unaudited net assets of Wuhan Fortune as at 31 May 2002 of Rmb84.65 million (equivalent to approximately RM38.86 million after adjusting for:

(i) the write off of idle and obsolete property, plant and equipment of Rmb224.13 million (equivalent to approximately RM102.90 million);

(ii) the write off of pre-operating expenses of Rmb20.20 million (equivalent to approximately RM9.27 million);

(iii) the write off of obsolete inventories of Rmb16.58 million (equivalent to approximately RM7.61 million); and

(iv) the write off of other receivables of approximately Rmb0.69 million (equivalent to approximately RM0.32 million), representing other receivables outstanding for more than three (3) years.

4 Mode of payment

The total cash consideration Rmb1 (equivalent to approximately RM0.46) for Proposed Disposal was paid by Tri-Ring on the date of the Agreement.

The total cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 milion) for the Proposed Settlement shall be payable by Tri-Ring in the manner as set out below:

	Rmb	RM equivalent
Within seven (7) working days upon signing of the Agreement	28,399,468	13,038,196
Before 15 August 2003	13,253,085	6,084,491
Before 15 August 2004	13,253,085	6,084,491
Before 15 August 2005	13,253,085	6,084,491
Before 15 August 2006	13,253,085	6,084,491
Before 15 August 2007	13,253,085	6,084,491
Total	94,664,893	43,460,651

The first payment in relation to the Proposed Settlement, amounting to Rmb28,399,468 (equivalent to approximately RM13.04 million), was duly paid by Tri-Ring on 6 August 2002.

No interest will be paid by the Tri-Ring in respect of the deferred payments to be made to Angkasa Transport Equipment Sdn Bhd ("ATE") for the Proposed Settlement. ATE is obliged to remit the deferred payments to RG upon receipt thereof from Tri-Ring.

ADDITIONAL INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by the Board and they individually and collectively accept full responsibility for the accuracy of the information contained in this Circular and confirm that, after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. Consent

OSK and Ong Boon Bah & Co have given and have not subsequently withdrawn their written consent to the inclusion in this Circular of their names and all references thereto in the form and context in which they appear.

3. Material Litigation

Neither SCB nor any of its subsidiaries is engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of SCB or its subsidiaries and the Board has no knowledge of any proceedings pending or threatened against SCB or its subsidiaries or of any other facts likely to give rise to any proceeding which may materially and adversely affect the financial position of SCB or its subsidiaries as at the date of this Circular.

4. Material Contracts

Save as disclosed below, the SCB Group has not entered into any material contracts (not being contracts entered into in the ordinary course of business) within the two (2) years preceding the date of this Circular:

4.1 Conditional Share Sale Agreement dated 1 October 2001 between SCB and Suzuki Motor Corporation whereby SCB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

4.2 Conditional Joint-Venture Agreement dated 1 October 2001 between SCB and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

4.3 Conditional Share Sale Agreement dated 1 October 2001 between SCB and Suzuki Motor Corporation whereby SCB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

4.4 Conditional Joint-Venture Agreement dated 1 October 2001 between SCB and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

4.5 Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by SCB of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new SCB shares.

4.6 Second Supplemental Agreement dated 8 October 2001 between SCB of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and SCB is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by SCB to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents SCB's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the SCB Group.

4.7 Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to SCB for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new SCB shares at a proposed issue price of RM1.00 per SCB share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the SCB Group.

4.8 Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

4.9 Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to SCB for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new SCB shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the SCB Group; the issue price of the new SCB shares shall be set at a 5% premium to the then theoretical market price of SCB shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

4.10 Third Supplemental Agreement dated 26 March 2002 between SCB of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and SCB is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad),, to include that the sum payable by SCB to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) SCB's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by SCB to lenders of Avenel Sdn. Bhd.

4.11 Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by SCB of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new SCB shares, to include that the issue price of the new SCB shares be set at a 5% premium to the then theoretical market price of SCB shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

4.12 An Addendum dated 19 April 2002 between SCB and Suzuki Motor Corporation amending certain terms of the conditional Joint-Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

4.13 Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of SCB, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

4.14 Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

4.15 Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to SCB for a consideration of RM150,055,564.00, to include that SCB shall resolve or cause to be resolved all the issues affecting the joint-venture operations of the SCB Group in the People's Republic of China upon the terms therein contained.

4.16 Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by SCB of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new SCB shares, to include that the satisfaction of the purchase consideration be revised to be by an issuance of 37,893,914 new ordinary shares of RM1.00 each in SCB at RM1.05 per new SCB share, which represents a 5% premium over the par value of the SCB shares.

4.17 Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and SCB of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to SCB for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in SCB at RM1.05 per new SCB share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to SCB; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in SCB at RM1.05 per new SCB share.

5. Documents Available for Inspection

Copies of the following documents will be made available for inspection during normal business hours on any business day at the Registered Office of SCB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur from the date of this Circular up to and including the date of the EGM:

(i) Memorandum and Articles of Association of SCB and Wuhan Fortune;

(ii) Audited consolidated financial statements of SCB for the past two (2) FYEs 30 June 2002;

(iii) Audited financial statements of Wuhan Fortune for the past two (2) FYEs 31 December 2001;

(iv) Unaudited consolidated results of SCB for the second quarter ended 31 December 2002;

(v) Management accounts of Wuhan Fortune for the FYE 31 December 2002;

(vi) Proforma consolidated balance sheets of the SCB Group as at 30 June 2002 together with the Reporting Accountant's letter thereon;

(vii) Letter of consent referred to in Section 2 above; and

(viii) Material contracts referred to in Section 4 above.



SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("SCB") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2003 at 9.30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution:

Proposed disposal by Range Grove Sdn. Bhd. ("RG"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd., which is in turn a wholly-owned subsidiary of SCB, of the entire 50% equity interest in Wuhan Fortune Motor Co., Ltd. ("Wuhan Fortune"), comprising a registered capital of United States Dollar 6 million (equivalent to approximately RM22.8 million) for a cash consideration of Chinese Renminbi ("Rmb") 1 (equivalent to approximately RM0.46) and proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. to RG and proposed waiver of the interest on the inter-company advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million)

That subject to the fulfilment of the conditions precedent provided in the Sale and Purchase Agreement dated 30 July 2002 entered into by ATE, Tri-Ring Group Co. ("Tri-Ring") and Wuhan Fortune Industry Co., Ltd. ("WFI") ("Agreement"), approval be and is hereby given for:

(i) RG, through ATE, to dispose of its entire 50% equity interest in Wuhan Fortune, to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(ii) the settlement of the inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and for RG, through ATE, to waive the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million);

upon the terms and subject to the conditions contained in the Agreement ("Proposals").

AND THAT the Directors of SCB be and are hereby authorised with full powers, for the purposes of completing and giving effect to the Proposals, to assent to any conditions, modifications, variations and/or amendments as may be required and/or approved by the relevant authorities and to do all acts, deeds and things as may be considered by the Directors of SCB to be necessary or expedient to give full effect to and complete the Agreement.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
13 March 2003

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*



SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I/C No. / Company No. ....

of ....

being a member/members of **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)** hereby appoint ....

....

I/C No. ....

of ....

or failing whom ....

I/C No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2003 at 9.30 a.m. and at any adjournment thereof.

ORDINARY RESOLUTION	**For**	**Against**
Proposed Disposal and Proposed Settlement		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2003

No. of Shares ____________________ Signed ____________________

In the presence of ____________________

Representation at Meeting

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*